UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Trinseo S.A.

(Name of Issuer)

Ordinary Shares, nominal value $0.01 per share

(Title of Class of Securities)

L9340P 101

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L9340P 101	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON Bain Capital Everest Manager Holding SCA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON PN

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G/A relates is Trinseo S.A. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 1000 Chesterbrook Boulevard, Suite 300, Berwyn, Pennsylvania 19312.

Item 2(a).	Name of Person Filing

This Statement is being filed on behalf of Bain Capital Everest Manager Holding SCA, a limited partnership existing under the laws of the Grand Duchy of Luxembourg (the “Reporting Person”).

The Reporting Person’s general partner is Bain Capital Everest Manager S.à r.l., a limited liability company existing under the laws of the Grand Duchy of Luxembourg (“BCEM”). All of the outstanding share capital of BCEM is held by Bain Capital Europe Fund III, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Europe Fund III”), and, in that capacity, Europe Fund III has the power to appoint the managers of BCEM. Bain Capital Investors, LLC, a limited liability company organized under the laws of the State of Delaware (“BCI”), is the general partner of Bain Capital Partners Europe III, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Partners Europe”), which is the general partner of Europe Fund III.

The governance, investment strategy and decision-making process with respect to the investments held by the Reporting Person is directed by BCI’s Global Private Equity Board. As a result, BCI may be deemed to share voting and dispositive power with respect to all of the Ordinary Shares held by the Reporting Person.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of the Reporting Person and BCEM is 4 rue Lou Hemmer, L-1748 Luxembourg, Grand Duchy of Luxembourg..

The principal business address of each of Europe Fund III, Partners Europe and BCI is 200 Clarendon Street, Boston, MA 02116.

Item 2(c).	Citizenship

The Reporting Person and BCEM are each organized under the laws of the Grand Duchy of Luxembourg.

Europe Fund III and Partners Europe are each organized under the laws of the Cayman Islands.

BCI is organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G/A relates is ordinary shares, nominal value $0.01 per share (“Ordinary Shares”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Ordinary Shares is L9340P 101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

This Schedule 13G/A is being filed on behalf of the Reporting Person. As of the close of business on December 31, 2016, the Reporting Person did not beneficially own any Ordinary Shares.

Item 4(b).	Percent of Class

See Item 4(a) hereof.

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2017

BAIN CAPITAL EVEREST MANAGER HOLDING SCA

By:	Bain Capital Everest Manager S.a r.l.,
its general partner

By:	/s/ Stephen F. Thomas
Name:	Stephen F. Thomas
Title:	Manager

By:	/s/ Stephen M. Zide
Name:	Stephen M. Zide
Title:	Manager